SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.     )


                                 Stratabase.Com
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     855699
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Mr. Trevor Newton                                       David Lubin, Esq.
Stratabase.Com                                          Herrick, Feinstein LLP
34314 Marshall Road                                     2 Park Avenue
Suite 203                                               New York, New York 10016
Abbotsford BC                                           (212)592-1400
V2S 112 Canada
Tel.: (800) 475-3349
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 10, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------
(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)

CUSIP No.  855699                      13D                   Page  2 of  6 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trevor Newton
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,710,400

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,710,400

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,710,400 shares of Common Stock
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.54%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  855699                      13D                   Page  3 of  6 Pages

Item 1.  Security and Issuer.

         (a)   Title of Security:   Common Stock, par value $.001 per share
         (b)   Name of Issuer:      Stratabase.Com
         (c)   Address of Principal Executive Office of the Issuer:

                                    34314 Marshall Road
                                    Suite 203
                                    Abbotsford BC
                                    V2S 1L2 Canada

Item 2.  Identity and Background.

         (a)      Trevor Newton

         (b)      34314 Marshall Road
                  Suite 203
                  Abbotsford BC
                  V2S 1L2 Canada

         (c) President, Secretary, Treasurer, Chief Operating Officer and Chief Executive Officer of the Issuer
                  34314 Marshall Road
                  Suite 203
                  Abbotsford BC
                  V2S 1L2 Canada

         (d) During the last five years, there have been no criminal proceedings against the Reporting Person.

         (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The reporting person is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person, as a founder of the Issuer, was issued 2,422,400 shares of Common Stock ("Founder Shares") for nominal consideration ($.0025 per share) by the Issuer. The Reporting Person used personal funds of $6,056 to purchase such Founder Shares.


Item 4.  Purpose of Transaction.

         In February 1999, the Reporting Person, as a founder of the Issuer, was issued 2,422,400 shares of Common Stock for nominal consideration ($.0025 per share) by the Issuer.

         The Reporting Person was granted an option to purchase 400,000 shares of Common Stock at an exercise price of $.50 per share pursuant to an Option Agreement between the Issuer and the Reporting Person dated July 15, 2000 (the "Option Agreement").

         The Reporting Person currently holds such shares of Common Stock for investment purposes.

         The Reporting Person does not currently have any plans or proposals which would result in any of the actions enumerated in Item 4(a) through (j).

CUSIP No.  855699                      13D                   Page  4 of  6 Pages

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As of the date of this filing, the Reporting Person is the beneficial owner of an aggregate of 2,710,400 shares of Common Stock which shares represent 37.54% of the total outstanding shares of Common Stock of the Issuer. Such shares consist of the following:

                  (i)      2,310,400 Founder Shares; and

                  (ii) 400,000 shares representing the presently exercisable portion of an option granted to the Reporting Person by the Issuer under the Option Agreement.

                  The Reporting Person has the sole power to vote and depose of all of the shares of Common Stock beneficially owned by him.

                  For purposes of calculating the Reporting Person's percentage ownership as disclosed in Part I, Answer 13 of this Schedule 13D the total number of issued and outstanding shares includes 6,343,772 shares of Common Stock and 876,000 shares of Common Stock vested as of date hereof. This calculation does not include 2,400,000 warrants which are outstanding but are not exercisable until the effectiveness of a registration statement covering such warrants.

         (c) Except as set forth in Item 4, the only transaction in the Common Stock effected by the Reporting Person during the past 60 days were gifts made on June 7, 2000 by the Reporting Person of an aggregate of 112,000 shares of Common Stock.

         (d)      Not applicable

         (e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person has an option to purchase 400,000 shares of Common Stock at an exercise price of $.50 per share. Such options are exercisable at any time from and after June 1, 2000 and, unless otherwise provided in the Option Agreement, remain exercisable for five years.


Item 7.  Material to be Filed as Exhibits.

         The following is being filed as an Exhibit to the Schedule 13 D:

         10.1 Exhibit A - Option Agreement between Stratabase.Com and Trevor Newton, dated July 15, 2000.

         10.2     STRATABASE.COM 2000 STOCK OPTION PLAN

CUSIP No.  855699                      13D                   Page  5 of  6 Pages
                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        August 3, 2000
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Trevor Newton
                                        ----------------------------------------
                                                       (Signature)

CUSIP No.  855699                      13D                   Page 6  of 6  Pages
                                  EXHIBIT INDEX


10.1 Exhibit A - Option Agreement between Trevor Newton and Stratabase.Com, dated July 15, 2000.

10.2     STRATABASE.COM 2000 STOCK OPTION PLAN